UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On March 31, 2021, The9 Limited. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Maxim Group LLC, as the representative of several underwriters (such underwriters, including the representative, the “Underwriters”), pursuant to which the Company agreed to issue and sell to the Underwriters in an underwritten public offering (the “Offering”) an aggregate of 3,765,100 American Depositary Shares (the “ADSs”, the ADSs offered therein, the “Firm ADSs”), representing 112,953,000 Class A ordinary shares, par value $0.01 per share (the “Class A ordinary shares”) and ADS warrants (the “ADS Warrants”, or “Firm Warrants”) to purchase 2,823,825 ADSs, representing 84,714,750 Class A ordinary shares. The offering price of each ADS and accompanying 0.75 of an ADS warrant is $33.20. Each Firm Warrant will have an exercise price of $36.00 per ADS, will be exercisable upon issuance, and will expire three years from the date of issuance.

In addition, under the Underwriting Agreement, the Company granted the Underwriter a 45-day option to purchase up to an additional 564,765 ADSs (the “Option ADSs” ) and/or ADS warrants to purchase up to an additional 423,574 ADSs (the “Option Warrants”) at the public offering price less underwriting discounts and commissions, in each case to cover over-allotments, if any. The Underwriter has exercised its option to purchase 564,760 Option ADSs and 423,570 Option Warrants. The Firm ADSs, Firm Warrants, Option ADSs and Option Warrants are collectively referred to as the “Securities”.

The Offering closed on April 5, 2021. The Company received gross proceeds of approximately $125 million, before deducting underwriting discounts and commissions and estimated offering expenses. The Option Warrants were delivered on April 5, 2021, and the Option ADSs were delivered on April 7, 2021, in accordance with the terms of the Underwriting Agreement. In connection with the exercise of Underwriter’s over-allotments, the Company received additional proceeds of approximately $19 million, before deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the aggregate net proceeds of the Offering for working capital and other general corporate purposes. Maxim Group LLC acted as sole book-running manager for the Offering.

The Underwriting Agreement contains customary representations, warranties, and covenants by the Company. It also provides for customary indemnification by each of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. Pursuant to the Underwriting Agreement, the Company also granted Maxim Group LLC, a right of first refusal, for a period of twelve (12) months after the closing of the Offering to act as co-underwriter and book runner with a minimum portion of at least US$10.0 million of the economics for any and all future private and public offerings of equity or equity-linked, convertible or debt securities undertaken by the Company or any successor or subsidiary of the Company, on customary terms.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3ASR (File No. 333-254878) filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2021 and an accompanying prospectus supplement dated March 31, 2021.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated herein by reference. The foregoing description of the material terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit, which is incorporated by reference. A copy of the legal opinion of Maples and Calder (Hong Kong) LLP relating to the legality of the issuance and sale of the Shares is filed as Exhibit 5.1 to this Current Report on Form 6-K. A copy of the legal opinion of Hunter Taubman Fischer & Li LLP as to the validity of the Warrants is filed as Exhibit 5.2 to this Current Report on Form 6-K.

Forward-Looking Statements

This Current Report on Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated amount of net proceeds from the Offering and the intended use of such proceeds. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, as well as other risks detailed from time to time in the Company’s filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this report. The Company does not intend to revise or update any forward-looking statement in this report to reflect events or circumstances arising after the date hereof, except as may be required by law.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Maples and Calder (Hong Kong) LLP.
5.2	Legal Opinion of Hunter Taubman Fischer and Li LLP
99.1	The Underwriting Agreement, by and between the Company and Maxim Group LLC, dated March 31, 2021
99.2	Form of ADS Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 7, 2021

THE9 LIMITED

By	:	/s/ George Lai
Name	:	George Lai
Title	:	Director and Chief Financial Officer